SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Destination Maternity Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
25065D100
(CUSIP Number)
Nathan G. Miller
347 Lukes Wood Road
New Canaan, CT 06840
(917) 826-0482

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D100

1	NAME OF REPORTING PERSON Nathan G. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,136,727
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,136,727
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*
The percentage calculations herein are based upon an aggregate of 14,609,385 shares of common stock, par value $0.01 per share, of Destination Maternity Corporation, outstanding as of December 1, 2017, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended October 28, 2017. The share amounts reported above do not reflect any DM Common Stock the Reporting Persons may be deemed to beneficially own as a result of membership in a “group” and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.

CUSIP No. 25065D100

1	NAME OF REPORTING PERSON Peter O’Malley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,106
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,106
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,106
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*
The percentage calculations herein are based upon an aggregate of 14,609,385 shares of common stock, par value $0.01 per share, of Destination Maternity Corporation, outstanding as of December 1, 2017, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended October 28, 2017. The share amounts reported above do not reflect any DM Common Stock the Reporting Persons may be deemed to beneficially own as a result of membership in a “group” and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Schedule 13D filed on December 26, 2017 (the “Original Schedule 13D,” as amended and supplemented through the date of this Amendment No. 1, the “Schedule 13D”) by (i) Nathan G. Miller, a citizen of the United States of America, relating to the common stock, par value $0.01 per share (the “DM Common Stock”), of Destination Maternity Corporation, a Delaware corporation (the “Issuer”). Peter O’Malley joins in the filing of this Amendment No. 1.
Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.
Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.
Item 2.    Identity and Background
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) This statement is being filed by (i) Mr. Miller, a citizen of the United States of America, and (ii) Mr. O’Malley, a citizen of the United States of America (together with Mr. Miller, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated March 26, 2018, a copy of which is filed herewith as Exhibit A. Mr. Miller and Mr. O’Malley are coordinating their activities with regard to a potential proxy contest, and as a result Mr. Miller and Mr. O’Malley may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.
(b) The principal address of Mr. Miller is 347 Lukes Wood Road, New Canaan, CT 06840. The principal address of Mr. O’Malley is 488 Madison Avenue, 23rd Floor, New York, NY 10022.
(c) Mr. Miller is an investor and is the principal of NGM Asset Management, LLC. Mr. O’Malley is an investor and is the managing partner of Kenosis Capital Partners LLC.
(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) Mr. Miller is a citizen of the United States of America. Mr. O’Malley is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
“The aggregate purchase price for the 143,106 shares of DM Common Stock acquired by Mr. O’Malley is approximately $344,743. The purchases were funded by cash on hand.”
Item 4.    Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
On March 24, 2018, Mr. Miller, in compliance with the bylaws of the Issuer, submitted his formal notice of intent (the “Notice”) to present a stockholder proposal and nominate candidates for election to the Board, in each case, at the 2018 annual meeting of stockholders of the Issuer (including any and all adjournments, postponements, continuations or reschedulings thereof or any other meeting of stockholders of the Issuer that may be called in lieu thereof, the “2018 Annual Meeting”).
 The Notice stated that, at the 2018 Annual Meeting, Mr. Miller intended to nominate for election as directors of the Issuer, (i) Christopher B. Morgan, (ii) Marla A. Ryan and (iii) Anne-Charlotte Windal (collectively, the “Nominees”).
In the Notice, Mr. Miller reserved the right to further nominate, substitute or add additional persons in the event that (a) the Issuer purports to increase the number of directorships; (b) the Issuer makes or announces any changes to its bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees as nominees and/or (c) any Nominee is unable or becomes unwilling for any reason to serve as a director of the Issuer.
Mr. Miller also submitted a stockholder proposal (the “Stockholder Proposal”) for consideration at the 2018 Annual Meeting proposing the repeal of each provision of, or amendment to, the bylaws of the Issuer that the Board adopted or adopts after December 22, 2016 (the date of the last bylaw amendment publicly available) and up to and including the date of the 2018 Annual Meeting.
The Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Board and approve the Stockholder Proposal at the 2018 Annual Meeting.
Item 5.    Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) – (b) As of the date hereof, (i) Mr. Miller is the direct beneficial owner of, and has sole power to vote, dispose or direct the disposition of 1,136,727 shares of DM Common Stock, representing 7.8% of the outstanding shares of DM Common Stock and (ii) Mr. O’Malley is the direct beneficial owner of, and has sole power to vote, dispose or direct the disposition of 143,106 shares of DM Common Stock, representing 1.0% of the issued shares of DM Common Stock, each based on an aggregate of 14,609,385 shares of DM Common Stock outstanding as of December 1, 2017, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended October 28, 2017. Mr. Miller and Mr. O’Malley are coordinating their activities with regard to a potential proxy contest, and as a result Mr. Miller and Mr. O’Malley may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons expressly disclaims beneficial ownership of the DM Common Stock owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein.
 (c) There were no reportable transactions effected by any Reporting Person within the last 60 days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of DM Common Stock owned by such Reporting Person.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as disclosed herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.
Item 7.    Material to be Filed as Exhibits
Exhibit A    Joint Filing Agreement by and among the Reporting Persons, dated March 26, 2018

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2018

By:	/s/ Nathan G. Miller
Nathan G. Miller

By:	/s/ Peter O'Malley
Peter O'Malley

INDEX TO EXHIBITS

Exhibit	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons, dated March 26, 2018